Exhibit (a)(3)

Certificate of Amendment to Certificate of Formation

of

Destiny Alternative Fund (Tax Exempt) LLC

It is hereby certified that:

1. The name of the limited liability company (hereinafter called the "limited liability company") is Destiny Alternative Fund (Tax Exempt) LLC.

2. The certificate of formation of the limited liability company is hereby amended by striking out Article First thereof and by substituting in lieu of said Article First the following new Article First:

“FIRST. The name of the limited liability company formed hereby is Destiny Alternative Fund (TEI) LLC.”

Executed on November 21, 2022

By:	/s/Michael Peck
Name: Michael Peck
Title: President